Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

March 31, 2008

Re:	Caraco Pharmaceutical Laboratories, Ltd.
Form 10-K for the Year Ended March 31, 2007
Filed May 14, 2007
File No. 001-31773

Dear Mr. Rosenberg:

This letter responds to your letter dated March 18, 2008. Caraco Pharmaceutical Laboratories, Ltd. (“Caraco” or the “Company”) appreciates this opportunity to respond to your comments and enhance its disclosures.

For your convenience, Caraco’s responses track the items identified in your letter. Caraco has included the additional disclosure-type information in regular type, together with explanations in italicized type which address certain of your specific inquiries. Caraco proposes to include disclosures similar to those set forth below in future quarterly and annual reports, with changes necessary to address then-current circumstances and trends.

Form 10-K - March 31, 2007

Item 1. Business, page 1

Sun Pharmaceutical Industries Limited, page 4

1.

It appears from your disclosures on pages 4 and 5 of your Form 10-K that you may have entered into the following agreements with Sun Global and/or Sun Pharma that have not been filed as exhibits to your Form 10-K.

●	The 2004 amendment to your products agreement with Sun Global;
●	Any agreements related to the supply of raw materials and formulations or the acquisition of machinery and equipment by Sun Pharma or its subsidiaries; and
●	The contract manufacturer and/or distributor agreements entered into in December 2004 and January 2005.

Mr. Jim B. Rosenberg

March 31, 2008

Sun Pharmaceutical Industries Limited, page 4

Item 601(b)(10)(ii)(A) of Regulation S-K provides generally that contracts with security holders named in a report need to be filed as exhibits except where immaterial in amount or significance. Pursuant to this item, Caraco responds to each of your three bullets as follows:

•

The 2004 amendment to the products agreement with Sun Pharma Global, Inc., an affiliate of Sun Pharmaceutical Industries Limited, was not included as an exhibit because Caraco determined that it was not material or significant. The disclosure on page 4 essentially discloses the entire amendment. The amendment simply revised the first sentence of Section 1.3 of the November 21, 2002 products agreement to do exactly as is disclosed on page 4.

The first sentence of Section 1.3 originally read as follows:

The Products shall be selected from time to time by the mutual agreement of Sun Global and Caraco’s management, with the concurrence of Caraco’s Independent Committee of the Board of Directors (the “Independent Committee”).

The amendment revises the first sentence to read as follows:

“The Products shall be selected from time to time by the mutual agreement of Sun Global and Caraco’s management, subject to the condition that Caraco management approve selection of only those Products which satisfy objective criteria approved by the independent directors of Caraco, the Audit Committee or by an Independent Committee of the Corporation comprised of independent directors.”

Caraco included the disclosure on page 4 to provide an update on the products agreement to its stockholders and the investing public, not because it was material. As noted in the disclosure on page 4, all 25 products have been selected by Caraco. As of December 2007, Sun Pharma’s obligation under the agreement to deliver 25 products to Caraco has been fulfilled.

•	Caraco will include an exhibit summary of the oral agreements between Sun Pharma and Caraco with respect to the supply of certain raw materials and formulations and the acquisition of machinery and

Mr. Jim B. Rosenberg

March 31, 2008

equipment. The exhibit summary will read as set forth in attachment 1 to this letter.

•

Neither the December 2004 agreement nor the January 2005 agreement was deemed material in amount or significance. The December 2004 agreement related to Sun Pharma’s Midrin product and the January 2005 agreement relates to Sun Pharma’s Ortho-EST product. Based on the anticipated market, Caraco did not believe that these products would be material in amount or significance. The marketplace has confirmed Caraco’s expectations. For the three months of Caraco’s transition year ended March 31, 2005, the fiscal year ended March 31, 2006 and the fiscal year ended March 31, 2007, Midrin’s net sales have been 1.2%, 1.3% and 0.9%, respectively, of total net sales. Ortho-EST had net sales of 1.7% of total net sales for the three months of Caraco’s transition year ended March 31, 2005. Sales of Ortho-EST were discontinued thereafter.

Sales and Customers, page 5

2.

As disclosed on pages 5 and 6 of your Form 10-K, sales made to or through Amerisource-Bergen Corporation, McKesson Corporation and/or Cardinal Health accounted for 58% company’s net sales in fiscal 2007 and 72% of the company’s gross sales in fiscal 2006. If you have written agreements or summaries of any oral agreements with any of these third parties, please (a) file copies of such agreements or (b) provide us with an analysis supporting your determination that they are not required to be filed under Item 601(b)(ii)(B) of Regulation S-K.

Sales and Customer, page 5

Caraco intends to include disclosure in future reports similar to the disclosure provided below (marked for your convenience to show changes from the original disclosure in the Form 10-K for the year ended March 31, 2007) as follows:

Our Company effectively executed its operating plan during Fiscal 2007. The organization continues to be strengthened to meet the demands of a competitive US generic pharmaceutical market, while providing additional support for our future growth and reducing costs where possible.

As is typical in the US retail sector, many of our customers are serviced through their designated wholesalers~~such as Amerisource-Bergen Corporation, McKesson Corporation and Cardinal Health, which provide a service to supplement our indirect relationships with our customers or act as intermediary to service the customers directly in lieu of~~

Mr. Jim B. Rosenberg

March 31, 2008

~~direct shipments from our Company. Collectively, for Fiscal 2007 these wholesale accounts equated to 58% of our net sales. These~~. For Fiscal 2007, the Company’s three largest customers, Amerisource-Bergen Corporation, McKesson Corporation and Cardinal Health, accounted for approximately 11%, 30% and 17%, respectively, of the Company’s total net sales. The majority of these net sales include sales for various customers of ours that have underlying contracts with our Company that are facilitated through our wholesale customers. During Fiscal 2006, shipments to ~~these three large wholesale customers accounted for approximately 77% of gross~~Amerisource-Bergen Corporation, McKesson Corporation and Cardinal Health, accounted for approximately 8%, 38% and 14%, respectively, of the Company’s total net sales. Balances due from these customers represented approximately 82% and 72% of gross accounts receivable as at March 31, 2007 and 2006, respectively. No other single customer accounted for more than 10% of net sales for Fiscal 2007 or Fiscal 2006.

As described above certain of the Corporation’s customers purchase its products through designated wholesalers, who act as an intermediary distribution channel for the Corporation’s products. One such customer, the Veterans Administration, an agency of the United States Government, entered into a sales contract with the Corporation effective August 5, 2002 to purchase a minimum of $13.0 million of product per year over a one year base contract period that ended June 30, 2003. The contract has four one-year option periods, the last of which was exercised in August 2006. The agreement may be terminated by the purchaser without cause, and in such case; Caraco would only be entitled to a percentage of the contract price, plus reasonable charges that have resulted from the termination. The agreement further provides for certain penalty provisions if the Corporation is unable to meet its sales commitment.

Caraco has not included the contracts with Amerisource-Bergen Corporation, McKesson Corporation and Cardinal Health as exhibits to its reports. The contracts do not guarantee future business with any of Caraco’s customers. The contracts with the underlying customers are the contracts which are important to Caraco’s business and only one of such customers accounted for more than 10% of Caraco’s net sales during an earlier reporting period, namely the Veterans Administration. That relationship is referenced in the disclosure above and such contract was filed as an exhibit and incorporated by reference as Exhibit 10.11 in the Form 10-K for the year ended March 31, 2007.

Item 7. Management’s Discussion and analysis of Financial Condition ... page 20

Fiscal 2007 - April 1, 2006 to March 31, 2007 (Unaudited), page 31

3.	Please revise this table to cover the two most recent fiscal years. In addition, include quarterly gross profit. Use the labeling that is consistent with your

Mr. Jim B. Rosenberg

March 31, 2008

statements of operations. For example, your use of “net profit” here, which appears to represent “net income” on your statements of operations, is confusing. Refer to Item 302 of Regulation S-K.

Caraco intends to include disclosure in future reports similar to the disclosure provided below (marked in bold for your convenience to show changes from the original disclosure in the Form 10-K for the year ended March 31, 2007) as follows:

The following tables present a summary of each of the four quarters of Fiscal 2007 and Fiscal 2006. The unaudited interim financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of such information when read in conjunction with our audited financial statements and related notes. Our quarterly operating results have varied in the past, may continue to do so and are not necessarily indicative of results for any future period.

(In thousands, except per share data)
	Fiscal 2007 – April 1, 2006 to March 31, 2007 (unaudited)				Fiscal 2006 – April 1, 2005 to March 31, 2006 (unaudited)
	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Net sales	$ 24,751	$ 28,280	$ 31,257	$ 32,739	$ 17,613	$ 19,796	$ 20,679	$ 24,701

Gross profit	13,008	14,234	15,131	15,411	8,162	9,715	10,349	12,690

Net income / (loss)	4,986	2,311	10,059	9,502	1,616	(4,820)	(680)	(6,539)

Net income / (loss) per share
Basic	0.19	0.09	0.38	0.36	0.06	(0.18)	(0.03)	(0.25)
Diluted	0.13	0.06	0.26	0.25	0.05	(0.18)	(0.03)	(0.25)

Financial Statements, page F-1

Notes to Financial Statements, page F-10

1. Organization and Summary of Significant Accounting Policies, page F-10

Research and Development Costs, page F-19

4.

It appears from other portions of your filing that shares issued to Sun Global in connection with these exchanges are issued at the time that bioequivalency studies are completed. Please revise your disclosure herein to clarify when in the FDA’s ANDA process the exchange takes place.

Mr. Jim B. Rosenberg

March 31, 2008

Caraco intends to include disclosure in future reports similar to the disclosure provided below (marked for your convenience to show changes from the original disclosure in the Form 10-K for the year ended March 31, 2007) as follows:

Series B convertible preferred stock (Note 7) is issued on an ongoing basis to Sun Pharma and its affiliates under the Products Agreement between the Corporation and Sun Global in exchange for the formulations of technology products delivered by Sun Global to the Corporation. The resulting amount of research and development expense is charged to operations and is determined based on the fair value of the preferred shares on the date the respective product formula passes its bio-equivalency studies. The fair value of such shares is based upon an independent valuation. The exchange of shares is prior to the initial ANDA submission to the FDA. Usually the submission of the ANDA is approximately thirty days after the receipt of notice that the product formula passes its bio-equivalency study.

Research and development costs settled in cash are charged to expense as incurred.

7. Stockholders’ Equity (Deficit), page F-25

5.

Your disclosure in note 1 on F-20 indicates that you base the fair value of preferred shares on an independent valuation. While you are not required to make reference to this independent valuation, when you do you must also disclose the name of the independent valuation firm. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, also include the consent of the independent valuation firm. Please tell us the assumptions that were used in the valuation and how the trading price of your common shares entered into these assumptions given the one-to-one conversion ratio. In your response to us, address why the value of the preferred shares appears to be lower than that of your common stock.

Preferred Stock, page F-25

Caraco intends to add the name of the independent valuation firm, Donnelly Penman and Partners, to future disclosures in Note 1 of the fair value of the preferred shares.

The question relating to the assumptions used in the valuation and how the trading price of Caraco’s common shares entered into these assumptions is very similar to your comment to Caraco in your letter dated February 1, 2006. We believe that our answer then, dated February 15, 2006, is applicable to your current comment. Accordingly, set forth below is your original question and our answer thereto. As noted in such answer, the independent valuation firm has provided Caraco with a new valuation every six

Mr. Jim B. Rosenberg

March 31, 2008

months, with the last one provided in September 2007 and effective through March 1, 2008.

“Q2.         Please tell us how the value you ascribed for preferred stock that you issued to non-employees for research and development complies with FAS 123. In your response, please tell us:

•               How you concluded that the fair value of the preferred shares was less than the market price of the common on the date of issuance;

•               The significant assumptions and methodologies underlying the approach used in your independent valuation; and

•	The market price of your common stock on the date of each preferred share issuance.

A2.           FAS 123 provides in paragraph 8 that all transactions in which goods or services are the consideration received for the issuance of equity instruments shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Paragraph 9 of FAS 123 provides that the term “fair value” refers to the amount at which the asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. If quoted market prices are not available, as is the case for the preferred stock, the estimate of fair value shall be based on the best information available in the circumstances.

In June 2002, the Board of Directors of Caraco Pharmaceutical Laboratories, Ltd. appointed a committee of the three independent directors (“Independent Committee”) of the Board, who were disinterested and independent of any relationship with the interested majority shareholder, Sun Pharmaceutical Industries Limited and its affiliates (“Sun”), to evaluate, analyze, structure and negotiate the transactions relating to the acquisition of generic pharmaceutical product technology in possession of Sun. The Independent Committee had the authorization to retain any advisors necessary to carry out its responsibilities. The Independent Committee appointed a third party independent financial advisor to act as a financial advisor to the Independent Committee.

In November 2002, the independent financial advisor presented the Independent Committee with its opinion as to the applicable discount to

Mr. Jim B. Rosenberg

March 31, 2008

 the preferred stock on that date. The independent financial advisor has continued to provide the Company with a valuation report every six months, determining the rate of discount the Company may take to fairly value the preferred shares over the applicable six months. The Company relies solely on the independent financial advisor’s assessment to discount the market price by the rate determined and value the expense to be booked.

The financial advisor has concluded that the fair value of the preferred shares was less than the market price of our common stock on the date of issuance on the basis of the terms of the preferred shares and its analysis. The value of the preferred stock is a function of the closing stock price of our common stock on the trading date immediately preceding the date the product passes its bio-equivalency study, and is adjusted for a discount based in part upon the following key provisions of the preferred stock:

1.              The preferred shares are not convertible into common stock until three years after the date of issuance.

2.              The preferred shares are not subject to redemption, and have no voting rights, except as provided by law.

3.	No dividends accrue or are payable to the holders of the preferred stock.

4.              The preferred shares may not be assigned or transferred except to affiliates of the holders.

5.              In the event of our liquidation, dissolution or winding up, the holders of the preferred shares are entitled to receive out of our assets, prior to and in preference of the common stock, an amount equal to the value of the shares on the date they were earned.

6.              The preferred shares are convertible into our common shares at the option of the holder, at a conversion rate of one preferred share per one share of common stock, subject to the usual adjustments for stock splits, dividends, and distributions, etc.

7.             We may not, without the consent of the holders of a majority of the shares of the preferred stock, make any changes to our organizational documents which would change the rights or preferences of the preferred

Mr. Jim B. Rosenberg

March 31, 2008

stock, or authorize or issue any stock which would have preference over the preferred stock.

Because of the terms of the preferred stock, the financial advisor determined that the preferred stock should be compared to restricted stock for purposes of valuation. A discount was determined to be necessary because, among other restrictive provisions, the stock is “locked up” for a period of three years. This discount thus represents a marketability discount. The financial advisor performed a market discount analysis to determine the magnitude of the discount and considered the following factors which it thought improved the marketability of the preferred stock:

1.	the purchaser’s relative ownership and intentions;

2.              the ability to receive continuous disclosures of financial and operational information;

3.              the outlook and growth prospects of the business; the existence of a reasonable number of potential buyers; and

4.              the fact that the common stock trades on a public market; and the size of the our earning base.

The following factors which the financial advisor thought detracted from marketability were also considered:

1.	The size of our revenue base;
2.	the average daily trading volume of our common stock;
3.	the length of the restriction period;
4.	the size of the block of shares being issued; and
5.	the preferred stock had no dividend.

Based on its analysis of these factors, the financial advisor determined that a marketability discount was appropriate for the preferred stock.

The financial advisor also examined empirical studies to quantify the discount. The empirical studies indicated that the base from which to take the indicated lack of marketability discount is the actual (or estimated) price at which the shares would sell if registered and freely tradable in a

Mr. Jim B. Rosenberg

March 31, 2008

 public market. The financial advisor then analyzed the preferred stock of a comparison group of companies which were public or were formerly public. The factors analyzed included the gross proceeds of the companies, the number of shares issued, the dividend rate, liquidity preference, conversion premium, redemption, ranking, conversion rights and debt to total capitalization plus senior preferred.

On the basis of these empirical studies and analyses, the financial advisor quantified the marketability discount. Based solely on the financial advisor’s valuations and assessments of the discount rate, we have accepted the marketability discount for the preferred shares, as computed and defined by the financial advisor, which has been 25% in each of its valuations of the preferred shares issued with respect to the products which have passed their respective bioequivalency studies.”

As noted above, all 25 products under the products agreement have been selected by Caraco and Sun Global’s obligation to deliver 25 products under the products agreement has been fulfilled. Further, as of December 2007, all 25 products have passed their bioequivalency studies and all of the preferred shares required to be issued under the products agreement have been issued.

11. Concentrations and Commitments, page F-30

Major Customers, page F-30

6.

Please revise to disclose the amount for each of the three major customers referenced in this note to the extent that the customer exceeds 10% of your net revenue. Refer to paragraph 39 of SFAS 131. Similarly revise the section “Sales and Customers” on page 5.

Major Customers, page F-30

Caraco intends to include disclosure in future reports similar to the disclosure provided below (marked for your convenience to show changes from the original disclosure in the Form 10-K for the year ended March 31, 2007) as follows:

Shipments to three wholesalers, Amerisource-Bergen Corporation, McKesson Corporation and Cardinal Health, accounted for approximately 58% of net revenues for the year ended March 31, 2007. ~~Shipments to three wholesalers~~The approximate percentage of net revenues attributable to each of these wholesalers is 11%, 30%, and 17%, respectively. Shipments to Amerisource-Bergen Corporation, McKesson Corporation and Cardinal Health accounted for approximately ~~74~~60% of ~~gross~~net revenue for the year ended March 31, 2006, ~~60% of gross~~or 8%, 38%, and 14%,

Mr. Jim B. Rosenberg

March 31, 2008

respectively; approximately 54% of net revenue for the ~~year~~three months ended March 31, 2005 ~~and 79% of gross~~(Transition Period), or 7%, 37% and 10%, respectively; and 60% of net revenue for the year ended December 31, 2004, or 19%, 33%, and 8%, respectively. Balances due from these customers represented approximately 82% and 72% of gross accounts receivable at March 31, 2007 and 2006, respectively.

The loss of any of these customers could have a materially adverse effect on short-term operating results.

The section on Sales and Customers, page 5 has been revised as set forth above.

12. Other Matters, page F-31

Product Development, page F-35

7.

Please disclose the aggregate amount of your possible future milestone payments and the events that would trigger these payments. Include similar disclosure related to your contractual obligations within management’s discussion and analysis in either tabular format to the extent possible or in footnote format.

Product Development, page F-35

Caraco intends to include disclosure in future reports similar to the disclosure provided below (marked for your convenience to show changes from the original disclosure in the Form 10-K for the year ended March 31, 2007) as set forth below. Such disclosure was not previously included because it is not material.

The Corporation during the year ended March 31, 2007, entered into three definitive agreements with different companies to develop four products. These agreements contain, for three products both milestone payments to be paid in cash and profit sharing based upon future sales for a defined period, and for one product only milestone payments in cash without any obligation to share profits in the future. The events that would trigger these payments include: signing the agreement, transfer of technology, passing the bio-equivalency study, filing the ANDA, approval of the ANDA, and commercial launch of the product. Approximately $140,000 in milestone payments have been paid to date. Collectively, future milestone payments, assuming all of the conditions are satisfied and not including profit-sharing which cannot be estimated, will amount to approximately $800,000 spread over a period of more than two years.

Mr. Jim B. Rosenberg

March 31, 2008

The contractual obligations table in the MD&A will be revised as follows (changes marked in bold):

Contractual Obligations and Off Balance Sheet Transactions

Contractual Obligations	1-3 years

Operating Leases	$0.7 million
Milestone payments relating to various product development agreements	$0.8 million

The events that would trigger the milestone payments include: signing the agreement, transfer of technology, passing the bio-equivalency study, filing the ANDA, approval of the ANDA, and commercial launch of the product. The determination of milestone payments assumes all of the conditions are satisfied and does not include profit-sharing which cannot be estimated.

Item 11. Executive Compensation

Compensation Discussion and Analysis

Components of Compensation-Executive Officers, incorporated from page 11 of the definitive proxy statement filed 7/30/07

8.

You state on page 12 of your proxy statement that you target to be between the median and the 75th percentile of “general survey market data derived from indices covering these same components for pharmaceutical companies and other publicly traded companies of comparable size.” This disclosure appears to indicate that you have engaged in benchmarking of total compensation or material elements of compensation. In that regard, please revise your disclosure to identify the name of each of the companies which are included in your peer group. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

Mr. Jim B. Rosenberg

March 31, 2008

Caraco intends to include disclosure in future reports similar to the disclosure provided below (marked for your convenience to show changes from the original disclosure in the 2007 proxy statement) as follows:

Base salaries, benefits and incentive compensation opportunities are generally targeted between the median and 75th percentile of general survey market data derived from indices covering these same components for generic ~~pharmaceutical companies~~ pharmaceutical companies of ~~comparable size.~~ various sizes. Included in this review were direct competitor companies. The companies represented may have brand segments within its business to complement its generic pharmaceutical segments. Others within the group may solely be generic pharmaceutical companies. The companies include Barr Pharmaceuticals Inc., Dr. Reddy’s Laboratories Limited, Endo Pharmaceuticals Holdings Inc., Lannett Company, Inc. Mylan Inc., Par Pharmaceutical Companies, Inc., Ranbaxy Laboratories Limited, Sandoz, Inc. (a division of Novartis AG), Teva Pharmaceutical Industries Limited and Watson Pharmaceuticals, Inc. We have not used third party consultants to provide us with recommendations or reports.

Annual Bonus, incorporated from page 12 of the definitive proxy statement filed 7/30/07

9.

Please revise your disclosure to provide more information regarding the performance criteria and target levels for fiscal year 2007 executive compensation in connection with (a) the company performance objectives and goals and (b) the objectives and goals relating to the functional area and individual performance of each particular executive officer. In addition, please include not only a complete description of the specific company and individual goals which are established for each executive officer, but also how these goals determine each officer’s annual bonus. For example, if one of the company performance goals relates to a set amount of cash flow, please state the amount or level of cash flow and how that amount determines in whole or in part each officer’s annual bonus. As another example, if one of the individual goals relates to a targeted level of product development, please state the specific target level and how that target determines in whole or in part such officer’s annual bonus.

Caraco intends to include disclosure in future reports similar to the disclosure provided below (marked for your convenience to show changes from the original disclosure in the 2007 proxy statement) as follows:

Mr. Jim B. Rosenberg

March 31, 2008

Annual Cash Bonus Recognition Program

~~The annual bonus program is designed to reward management, including executive officers. The bonus amounts that are paid depend substantially on our results for the year under consideration and also on the individual employee’s performance. Our Compensation Committee determines the bonus to be paid to our chief executive officer. Under his employment agreement, he is entitled to up to 50% of his base salary. Our chief executive officer, pursuant to delegated authority, determines the bonuses of the other executive officers. Each can receive a certain percentage of his base salary as bonus. The realization of such percentage by any executive officer, including the chief executive officer is dependent on the achievement of certain strategic and tactical gaols related to attainment of Company performance objectives and goals, such as sales and cash flow, and objectives and goals relating to the functional area and individual performance of the particular executive officer. These objectives and goals are set each year, including the relative weight to be given to each target.~~Our annual cash bonus recognition program is specifically designed to provide at-risk and contingent cash awards based on the achievement of performance goals which are linked directly to individual, business and strategy objectives for each participant. This linkage, particularly when combined with a market-based base salary program, provides our officers with a competitive level of compensation when objectives are achieved.

Annual Cash Bonus Recognition Award for our Chief Executive Officer.

On an annual basis, the Compensation Committee determines whether to award a cash bonus to our Chief Executive Officer based on the Company’s performance and his individual performance contribution during the fiscal year. The Compensation Committee may award a bonus, however, even if a particular target is not achieved, in its discretion.

In fiscal year 2007, our Chief Executive Officer, was eligible to receive a targeted cash bonus of up to 50% of his base salary, or $202,800. Forty nine percent (49%) of his base salary was ultimately awarded by the Compensation Committee due to a slight variation in sales achievement vs. target achievement of the Company. Other performance parameters included:

•	maintaining fiscal 2006 gross profit margins;

•	lowering overall SG&A percentage from that of fiscal 2006;

•	increasing product development in fiscal 2007;

•	reducing days sales outstanding from that of fiscal 2006;

Each of such factors accounted for 20% of the targeted cash bonus.

Mr. Jim B. Rosenberg

March 31, 2008

Annual Cash Bonus Recognition Awards for our Named Executive Officers other than our Chief Executive Officer.

Each year, the Compensation Committee adopts a program, based on the recommendation of our Chief Executive Officer, that provides specific achievements and the weight of those achievements as part of the overall target bonus. The attainment level of these goals is used to calculate the Annual Cash Bonus Recognition portion of the total compensation of our executive officers. The target bonus percentage is a standard percentage for each position and that position’s contribution to the overall operation of the Company. The Compensation Committee may award a bonus, however, even if a particular target is not achieved, in its discretion.

Each named executive officer’s (other than our Chief Executive Officer’s) annual cash incentive award for 2007, and the weight of each respective achievement, were structured as follows:

•

Our Interim Chief Financial Officer, received approximately 89% of his targeted bonus of 15% of his base salary, predicated on the level of attainment of the following targets: achievement of shorter period to complete and file our Forms 10-Q and 10-K (25%), achievement of the Company’s overall sales goals (25%), establishment of a standard quarterly reporting structure (25%), and the balance (25%) based on the discretion of our Chief Executive Officer.

•

Our Senior Vice-President-Business Strategies received approximately 85% of his targeted bonus of 25% of his base salary predicated on the level of attainment of the following targets: achievement of the Company’s overall sales goals (50%), achievement of certain product sales (25%) and the balance (25%) based on the discretion of our Chief Executive Officer.

•

Our Senior Vice President-Regulatory received approximately 89% of his targeted bonus of 27% of his base salary, predicated on the level of attainment of the following targets: timely ANDA submissions with no major deficiencies (25%), implementation of an electronic ANDA and Structured Product Label for FDA submissions (25%), achievement of the Company’s overall sales goals (25%), and the balance (25%) based on the discretion of our Chief Executive Officer.

Mr. Jim B. Rosenberg

March 31, 2008

As requested in your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Fred B. Green
Fred B. Green

cc.	Daniel H. Movens, Chief Executive Officer
Mukul Rathi, Interim Chief Financial Officer

ATTACHMENT 1

                                                                                                                                                                              Exhibit 10.23

Summary Of Oral Agreements Between Sun

Pharmaceutical Industries Limited (“Sun Pharma”) And Caraco Pharmaceutical Laboratories, Ltd. (“Caraco”) With Respect To Certain Raw Materials And Formulations And The Acquisition Of Machinery And Equipment

1.            Caraco has agreed to obtain certain raw materials (primarily active pharmaceutical ingredients) and formulations related to its products from Sun Pharma and its affiliates and Sun Pharma and its affiliates have agreed to provide such raw materials and formulations to Caraco to the extent they can on terms not materially less favorable in the aggregate than would be usual and customary in similar transactions between unrelated parties dealing at arm’s length.

2.            Caraco has used Sun Pharma and its affiliates to procure certain equipment and machinery when it is financially beneficial to Caraco to do so. Sun Pharma and its affiliates have agreed to provide such machinery and equipment to Caraco at their cost therefor.